Exhibit (a)(1)(E)

Form of Email to Eligible Employees with Eligible Options to access Election Form via Docusign

From:	Sarah Sardella
Subject:	Please DocuSign: TCR2 Therapeutics Inc. Exchange Offer Election Form
To:	All Eligible Employees with Eligible Options
Date:	October 19, 2022

As you know, TCR2 Therapeutics Inc. is introducing an Offer to Exchange Eligible Options for New Restricted Stock Units (the “Exchange Offer”) today, October 19, 2022. You are receiving this email because you are eligible to participate and exchange certain outstanding stock options for restricted stock unit awards.

Click “Review Document” to access your personalized Election Form via DocuSign. This form lists your “Eligible Options,” which includes all outstanding stock options granted to you with an exercise price equal to or greater than $10.00 per share.

If you wish to participate in the Exchange Offer with respect an Eligible Option, please select “Yes, exchange Eligible Option(s) for New Restricted Stock Unit(s) as indicated below” and choose the grants you wish to exchange.

If you wish to reject the Exchange Offer and retain all of your Eligible Options, please select “No, reject the Exchange Offer and retain all Eligible Options.”

Please sign this form via DocuSign by 11:59 p.m., Eastern Time, on November 16, 2022. After submitting this form, you will receive an email confirmation within 1-2 business days.

If you make no election, or do not return this Election Form before the Expiration Time, you will retain your Eligible Option(s) subject to their original terms, and no New RSUs will be granted to you. We cannot accept late submissions.

If you later decide to withdraw your election, please deliver a completed and signed Notice of Withdrawal to AskHR@tcr2.com by 11:59 p.m., Eastern Time, on November 16, 2022. This form is available on Namely under Resources > Stock Option Exchange Program.